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                                                                      EXHIBIT 18


HEALTHDYNE TECHNOLOGIES                                   M. Wayne Boylston
ANNOUNCES ENGAGEMENT OF                                   January 16, 1997
FINANCIAL AND LEGAL ADVISORS                              (770) 499-1212



FOR IMMEDIATE RELEASE





        Marietta, Georgia, January 16, 1997 -- Healthdyne Technologies (Nasdaq:HDTC) announced today that it has engaged Cowen & Company to act as its financial advisor and Skadden, Arps, Slate, Meagher & Flom, LLP to act as its legal advisor in response to the offer made by Invacare Corporation on January 10, 1997 to acquire Healthdyne Technologies.

       Craig B. Reynolds, President and Chief Executive Officer, said, "We will respond to the Invacare offer after our advisors have had an opportunity to provide to the Board of Directors their advice. We remain confident in our strategic plan and growth potential, and we look forward to achieving that potential for the benefit of our shareholders."

       Healthdyne Technologies designs, manufactures and markets technologically advanced medical devices for use in the home, as well as other specialized clinical settings. The Company's products include diagnostic and therapeutic devices for the evaluation and treatment of sleep disorders, non-invasive ventilators, oxygen concentrators and medication nebulizers for the treatment of respiratory disorders, monitors for infants at risk for SIDS, and products for asthma management.

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